Exhibit 10.1

REVISED

July 27, 2012

Alexander E. Mandel

Dear Alex,

It is with great pleasure that I extend to you an offer of employment for the position of Chief Financial Officer with Tree.com, Inc. (“Company”) located in Charlotte, North Carolina.  We are excited about having you join us!  The terms of this offer are set forth below in this letter.

You will report directly to Doug Lebda, CEO, and you will be based primarily in New York City with periodic business travel.  As discussed, we anticipate that you will initially target spending 20% - 40% of your time in the Charlotte office, subject to other business travel commitments, and, based on your findings, thereafter reduce your travel as appropriate.  You will begin work on Monday, July 30, 2012 (your “Start Date”).

Highlights of your offer of employment are set forth below:

Base Salary:  You will be paid on an exempt basis at a bi-weekly rate of $9,615.38 ($250,000 annualized) (your “Base Salary”).

Annual Bonus:  You will be eligible to receive an annual incentive bonus with a target of 50% of your Base Salary (your “Target Bonus”).  For 2012, the 50% target will be applied to your total annual Base Salary and will not be prorated based on your start date.  Payouts can be greater than or less than the Target Bonus and are a function of individual and company performance as well as management discretion and may not be awarded in each year (the amount actually awarded in any given year, the “Bonus”).  Please note that all applicable deductions will be made from your Bonus, such as 401k contributions (if any), Federal and State taxes, etc.  In the event of a Change in Control (as defined in the letter from the Company to you dated May 25, 2012, regarding the benefits you would be entitled to in the event of a change in control (the “CIC Letter”)), your Bonus for the year in which the Change in Control occurs will be equal to your Target Bonus for such year.

Additional Bonus:  You will also be eligible to receive an additional bonus of up to 20% of your Base Salary in the event of unusual performance in excess of targeted goals and outside the course of normal business as determined in the discretion of the CEO and/or Compensation Committee of the Board of Directors of the Company.

Equity:  You will be granted an award of 50,000 Restricted Stock Units (RSUs) under the Third Amended and Restated Tree.com, Inc. 2008 Stock and Annual Incentive Plan (the “Plan”).  The grant date of this award will be as soon as practicable following your Start Date.  Shortly after your Start Date, you will receive an award notice providing the details of your grant (including the Terms and Conditions), and an account will be established for you at Smith Barney, the Plan administrator.  On the Smith Barney website, you can find detailed information on your award, as well as the Terms and Conditions and the Plan.  Your grant will be governed by the award notice and the Terms and Conditions and the Plan.  Please review all of this documentation carefully for a more complete description of your grant, and note that you will be required to acknowledge and accept the Terms and Conditions.  Your failure to do so may result in the nullification of your award.

Expense Reimbursement:  You will be promptly reimbursed for all reasonable travel, lodging, meal and other expenses that you incur in connection with performing your services under this Agreement, provided that you submit reasonable documentation evidencing such expenses to the Company in accordance with its expense reimbursement policy (or, if no such policy exists, in accordance with this paragraph).

Benefits:  You will be eligible to participate in the Company’s benefits plans, including medical, dental, vision, group life insurance, disability and other benefits, effective the 31st day of your employment.  Benefits for which you are eligible to participate in are the same as those that are available to other senior executives of the Company.

Paid Time Off:  You will accrue Paid Time Off (PTO) benefits at the rate of three (3) weeks per year during your first five years of service.  Upon completion of your fifth year, you will begin to accrue PTO at the rate of four (4) weeks per year, and you will begin to accrue PTO at the rate of five (5) weeks per year after 11 years.  PTO is to be used for vacation, sick and other personal reasons you may have to be away from work.  You must obtain your manager’s approval in advance of taking PTO or other time off.

Retirement:  You will be eligible to participate in the Company’s Retirement Savings Plan (a 401(k) plan) on your date of hire.  You may contribute between one percent (1%) and 50 percent (50%) of pay on a pre-tax basis and between one percent (1%) and 10 percent (10%) on an after-tax basis.  As a convenience, approximately 90 days after your date of hire, you will be automatically enrolled in the Plan with a pre-tax deferral rate of three percent (3%) of your eligible earnings, contributed via payroll deductions.  You may opt out at any time, even before the first deduction is taken, by contacting the Company’s Benefits Department.

The Company reserves the right to modify its compensation and benefits programs at any time.

At-Will Employment:  The Company is an at-will employer, and it reserves the right to change the terms and conditions of employment, including but not limited to termination, demotion, promotion, transfer, compensation, benefits, duties and location of work.  Neither this offer letter nor any other written or verbal communications are intended to create a contract of employment or a promise of long-term employment.  All employment with the Company is at will.

Termination of Employment; Severance:  Your employment may be terminated by the Company with or without Cause (as defined in the CIC Letter) and may be terminated by you with or without Good Reason (as defined in the CIC Letter).  Except as set forth in the CIC Letter, if your employment is terminated by the Company without Cause or by you for Good Reason, (a) the Company will pay to you severance in an amount equal to the sum of 12 months of your annual Base Salary (the “Base Salary Severance”) and (b)  all unvested equity awards scheduled to vest within one year of your termination date will become immediately vested, so long as you execute a reasonable Waiver and Release provided by the Company.  The Base Salary Severance will be paid on regularly scheduled pay dates for 12 months following the effective date of the Waiver and Release or until such time as you obtain other employment or are otherwise compensated for services during the period you are receiving severance payments.  Once you obtain other employment, the Company’s obligation to make future severance payments shall be offset against any compensation you earn as a result of your employment with or services provided to a third party.  You agree to inform the Company promptly of your employment status and any compensation earned during the time you are receiving severance pay.

Other:  Following your acceptance of this offer of employment, you will be reimbursed for your reasonable and documented expenses incurred by you in connection with your acceptance of this offer, not to exceed $5,000.00.

Section 280G Limitation: Notwithstanding anything in this Agreement to the contrary, in the event that any payment or benefit received or to be received by you (all such payments and benefits being hereinafter referred to as the “Total Payments”) would not be deductible (in whole or part) by the Company or any affiliates making such payment or providing such benefit as a result of section 280G of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) then, to the extent necessary to make such portion of the Total Payments deductible (and after taking into account any reduction in the Total Payments required by any similar reduction or elimination provision contained in such other plan, arrangement or agreement), the portion of the Total Payments that does not constitute “nonqualified deferred compensation” under section 409A of the Code shall first be reduced (if necessary, to zero), and all other Total Payments shall thereafter be reduced (if necessary, to zero) with, in each case, cash payments being reduced before non-cash payments (and, within each category, payments to be paid last being reduced first); provided, however, that such reduction shall only be made if the amount of such Total Payments, as so reduced (and after subtracting the net amount of federal, state and local income taxes on such reduced Total Payments) is greater than or equal to the amount of such Total Payments without such reduction (but after subtracting the net amount of federal, state and local income taxes on such Total Payments and the amount of the excise tax imposed under section 4999 of the Code on such unreduced Total Payments).  Any determination required to be made under this paragraph shall be made by independent tax counsel reasonably acceptable to both you and the Company, and shall be paid for by the Company (“Tax Counsel”).

It is possible that, after the determinations and selections made pursuant to the foregoing paragraph, you will receive payments and/or benefits that are, in the aggregate, either more or less than the amount determined under such paragraph (hereafter referred to as an “Excess Payment” or “Underpayment”, as applicable).  If Tax Counsel determines that an Excess Payment has been made, then you shall promptly repay the Excess Payment to the Company, together with interest on the Excess Payment at the applicable federal rate (as defined in section 1274(d) of the Code) from the date of your receipt of such Excess Payment until the date of such repayment.  If Tax Counsel determines that an Underpayment has occurred, the Company shall promptly (but in any event within ten (10) days of such determination) pay to you an amount equal to the Underpayment, together with interest on such amount at the applicable federal rate from the date such amount would have been paid to you had the provisions of the foregoing paragraph not been applied until the date of payment.

Section 409A:  The parties intend that any amounts payable hereunder shall comply with or be exempt from Section 409A of the Code (“Section 409A”) (including under Treasury Regulation §§ 1.409A-1(b)(4) (“short-term deferrals”) and (b)(9) (“separation pay plans,” including the exceptions under subparagraph (iii) and subparagraph (v)(D)) and other applicable provisions of Treasury Regulation §§ 1.409A-1 through A-6).  For purposes of Section 409A, each of the payments that may be made under this Agreement shall be deemed to be a separate payment.  You and the Company agree to negotiate in good faith to make amendments to the Agreement, as the parties mutually agree are necessary or desirable to avoid the imposition of taxes, penalties or interest under Section 409A.  Neither you nor the Company shall have the right to accelerate or defer the delivery of any such payments or benefits except (i) where payment may be made within a certain period of time, the timing of payment within such period will be in the sole discretion of Company, and (ii) to the extent specifically permitted or required by Section 409A.  With respect to the time of payments of any amounts under the Agreement that are “deferred compensation” subject to Section 409A, references in the Agreement to “termination of employment” (and substantially similar phrases) shall mean “separation from service” within the meaning of Section 409A.  Notwithstanding anything in this Agreement to the contrary, if you are considered a “specified employee” under Section 409A and if payment of any amounts under this Agreement is required to be delayed for a period of six months after separation from service in order to avoid taxation under Section 409A, payment of such amounts shall be delayed as required by Section 409A of the Code, and the accumulated amounts shall be paid in a lump sum payment within five business days after the end of the six-month period.  If you die during the postponement period prior to the payment of benefits, the amounts withheld on account of Section 409A of the Code shall be paid to the personal representative of your estate within 60 days after the date of your death. For the avoidance of doubt, it is intended that any expense reimbursement made to you hereunder shall be exempt from Section 409A.  Notwithstanding the foregoing, if any expense reimbursement made hereunder shall be determined to be “deferred compensation” within the meaning of Section 409A, then (i) the amount of the expense reimbursement during one taxable year shall not affect the amount of the expense reimbursement during any other taxable year, (ii) the expense reimbursement shall be made on or before the last day of your taxable year following the year in which the expense was incurred and (iii) the right to expense reimbursement hereunder shall not be subject to liquidation or exchange for another benefit.  While it is intended that all payments and benefits provided to you will be exempt from or comply with Code Section 409A, the Company makes no representation or covenant to ensure that such payments and benefits are exempt from or compliant with Code Section 409A.  The Company will have no liability to you or any other party if a payment or benefit under this Agreement or otherwise is challenged by any taxing authority or is ultimately determined not to be exempt or compliant.  You further understand and agree that you will be entirely responsible for any and all taxes imposed on you as a result of this Agreement.

This offer of employment is contingent upon:

•                  Full compliance with the Immigration Reform and Control Act of 1986 (I9) which requires new employees to provide documentation/identification to establish both identity and work authorization within 3 days of their start date.

•                  Your agreement that you will not, while employed by the Company and for one (1) year thereafter:

a.              Work (as an employee, consultant or independent contractor) or own** greater than five percent of the outstanding shares in a publicly traded company or for any entity that competes with the Company’s (a) Internet-based loan origination, (b) Internet-based loan brokerage, (c) Internet-based real estate brokerage services and (d) online lead generation for education, home services and auto products or any other vertical that is a material business of the Company at the time of your termination or in the twelve (12) months preceding your termination.  For purposes of the preceding sentence, “material” is defined as over $1 million of an annual revenue run rate (reasonably demonstrated).  For the purposes of this restriction, “work” shall mean provide services similar to the services that you performed for the Company.  Nothing herein shall prevent you from owning less than five percent (5%) of the outstanding shares of any publicly traded company.

b.              Solicit customers with whom you have direct business dealing with as part of your work for the Company to be customers of services that are competitive with the services of the Company.

c.               Attempt to persuade other Company employees who you supervise or have direct contact with to leave the Company.

d.              The non-solicit clauses above (b. and c.) supersede any non-solicit language previously agreed upon in your consulting agreements.

The above restrictions are intended to protect important legitimate business interests of the Company and are not meant to prevent you from obtaining future work or earning a living.  You understand that if you do not adhere to these restrictions, the Company will have the right to seek enforcement and remedy.

If you choose to accept this offer of employment pursuant to the terms set forth above, please sign below and fax a copy to Talent Acquisition at 949-932-9204.  Return the original, signed letter to Talent Acquisition on or before your first day of employment.

We are excited to have you as a member of our team and know you will find your new role challenging, exciting and rewarding.  Congratulations – and welcome to the team!

Sincerely,

/s/ Claudette Hampton

Claudette Hampton
SVP, Human Resources & Administration

Agreed and accepted:

/s/ Alexander E. Mandel	7/27/12
Alexander E. Mandel	Date